Exhibit 99.1

Farfetch confirms discussions with Richemont

LONDON, November 12, 2021 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, confirms that they are in discussions with Richemont in relation to a potential expansion of their existing Luxury New Retail strategic partnership. The parties are discussing a number of possible options, including the leveraging of Farfetch Platform Solutions (FPS) to power Richemont’s maisons and YOOX NET-A-PORTER (YNAP), the participation of Richemont’s maisons in Farfetch's Marketplace and a minority investment in YNAP by Farfetch.

However, there can be no guarantee that the parties will be able to reach an agreement on any of the options under consideration. If these discussions progress, Farfetch will make further announcements if and when required.

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and nearly 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities and innovations such as Store of the Future, its connected retail solution.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, any transactions and any related benefits, including in relation to Farfetch’s discussions with Richemont and the possible future opportunities and benefits thereof, and/or whether Farfetch and Richemont will enter into definitive documentation, the terms thereof and/or whether any such transactions will reach closing, and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “potential”, “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at

www.sec.gov and the Investors page of our website at www.farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please visit www.farfetchinvestors.com.

Investor Relations:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959